SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

PLX Technology, Inc.

(Name of Subject Company)

PLX Technology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

693417107

(CUSIP Number of Class of Securities)

Arthur O. Whipple
870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.	Stephen J. Schrader, Esq.
Davina K. Kaile, Esq.	Emery D. Mitchell, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Baker and McKenzie LLP
2550 Hanover Street	Two Embarcadero Center, 11th Floor
Palo Alto, CA 94304	San Francisco, CA 94111

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pluto Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the common stock of PLX, par value $0.001 per share (the “Shares”), at a purchase price of $6.50 per share in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s July 8, 2014 Offer to Purchase (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 1 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 8.   Additional Information to be Furnished.

The third paragraph under “HSR Act” of “Item 8. Additional Information to be Furnished — (c) Other Material Information — (1) Antitrust Compliance” is hereby amended and restated as follows:

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and PLX filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 2, 2014.  On July 17, 2014 at 11:59 p.m., New York City time, the required waiting period with respect to the Offer and the Merger expired.

Item 8.   Additional Information to be Furnished.

“Item 8. Additional Information to be Furnished — (c) Other Material Information — (7) Certain Litigation” is hereby amended and restated as follows:

On June 25, 2014, June 26, 2014, July 3, 2014, and July 9, 2014, respectively, four complaints were filed in the Superior Court of California, County of Santa Clara, against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Deborah Cox v. PLX Technology, Inc., et al., Case No. 1-14-CV-267079, Andrew Ellis v. PLX Technology, Inc., et al., Case No. 1-14-CV-267171, Clarence Golden v. PLX Technology, Inc. et al., Case No. 1-14-CV-267531, and Omar Abdallah v. PLX Technology, Inc., et al., Case No. 1-14-CV-26776.  Additionally, on June 27, 2014, two complaints were filed in the Court of Chancery of the State of Delaware against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Boby Varghese v. PLX Technology, Inc., et. al., Case No. 9837-VCL (Del. Ch.), and Roberta Feinstein v. PLX Technology, Inc., et al., Case No. 9839-VCL (Del. Ch.), and on July 2, 2014 and July 14, 2014, two additional complaints were filed, respectively captioned David L. Price v. PLX Technology, Inc., et al., Case No. 9853-VCL (Del. Ch.) and Teddy Cohn v. Michael J. Salameh, et al., Case No. 9881 (Del. Ch.).  On July 14, an amended complaint was filed in Boby Varghese v. PLX Technology, Inc., et. al., Case No. 9837-VCL (Del. Ch.).  Also on July 14, two of the California plaintiffs filed a joint complaint in Delaware, captioned Deborah Cox and Andrew Ellis v. Avago Technologies Wireless (U.S.A.) Manuf., Inc., et al., Case No. 9880 (Del. Ch.).  On July 21, all Delaware cases were consolidated, captioned In re PLX Technology Inc. Stockholders Litig., Case No. 9880 (Del. Ch.), and the complaint filed in Case No. 9880 was deemed the operative consolidated complaint.

The cases are putative class actions brought by purported stockholders alleging, among other things, that the PLX Board of Directors breached their fiduciary duties by approving the Merger Agreement and by providing inadequate disclosures to stockholders, and that PLX, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. All complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By:	/s/ Arthur O. Whipple
Name: Arthur O. Whipple, Chief Financial Officer

Dated:   July 21, 2014

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